                                 SCHEDULE 13D

                                 (RULE 13d-101)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                            (Amendment No.        )*


                            BANK MUTUAL CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, $0.01 Par Value Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  063748 10 7
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                            Michael T. Crowley, Jr.
                          Mutual Savings Bancorp, MHC
                           4949 West Brown Deer Road
                               Milwaukee WI 53223
                                 (414) 354-1500
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                November 1, 2000
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 063748 10 7             13D                        PAGE  2 OF  6 PAGES
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
        Mutual Savings Bancorp, MHC (the "MHC") 39-2004524
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

        OO - The MHC acquired shares of common stock of Bank Mutual Corporation in a mutual holding company restructuring of Mutual Savings Bank
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

        U.S.A.
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                        11,193,174
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                        0
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                        11,193,174
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                        0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         11,193,174
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         50.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

         HC
--------------------------------------------------------------------------------

Item 1.  Security and Issuer.

Name of Issuer and Address of Principal Executive Offices:

                  Bank Mutual Corporation ("BKMU")
                  4949 West Brown Deer Road
                  Milwaukee WI 53223

Security to Which This Statement Relates:

                  Common Stock, $.01 Par Value ("BKMU Common")

Item 2.  Identity and Background.

(a)-(c). This Schedule is filed on behalf of Mutual Savings Bancorp, MHC, a U.S. chartered mutual holding company (the "MHC"). The MHC's principal business is to hold the majority of BKMU's shares of common stock. The business address of the MHC is 4949 West Brown Deer Road, Milwaukee, Wisconsin 53223.

Pursuant to General Instruction C of Schedule 13D, the following information is being provided with respect to each executive officer and director of the MHC ("Insiders"). See Exhibit A hereto.

(d) and (e). During the last five years, none of the MHC or the Insiders has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f). All of the Insiders are U.S. citizens.

Item 3.  Source and Amount of Funds or Other Consideration.

BKMU was formed for the purpose of becoming the stock holding company of Mutual Savings Bank (the "Bank"). Pursuant to a Plan of Restructuring approved by Bank depositors and the Office of Thrift Supervision ("OTS"), the Bank became a wholly-owned subsidiary of the MHC. Upon completion of the transactions contemplated by the Plan, the Bank became a wholly-owned subsidiary of BKMU, which became a majority-owned subsidiary of the MHC.

Information with respect to conversion of BKMU Common by the Insiders has been filed with the SEC pursuant to Section 16(a) of the Exchange Act.

Item 4.  Purpose of the Transaction.

         The shares of Bank Mutual Common were acquired by the MHC in connection with the regulatory reorganization of the Bank. In the restructuring, the depositors of the Bank have become the members of the MHC, the MHC has become the majority shareholder of Bank Mutual, and Bank Mutual has become the sole shareholder of the Bank. In addition, in a separate but related merger transaction, Bank Mutual has become sole shareholder of First Northern Savings Bank. The restructuring was pursued, among other reasons, to permit the Bank to reorganize into mutual holding company form, to permit the bank to raise additional capital and to permit the bank to pursue the acquisition of First Northern.

         Other than the foregoing, the MHC has no plans or proposals which would result in the acquisition or disposition of BKMU Common Stock or any other action which is enumerated in Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

(a) and (b). As of November 1, 2000, BKMU had outstanding 22,341,665 shares of BKMU Common. As of such date, the MHC had sold voting and dispositive power with respect to 11,193,174 shares of BKMU Common. Shares of BKMU Common currently outstanding which are held by the MHC represent 50.1% of the currently outstanding shares of BKMU Common.

(c). The MHC received its shares of BKMU Common in the restructuring transaction contemplated by the Plan on November 1, 2000. Insiders will report their purchases of BKMU Common in the transactions pursuant to the Plan or shares acquired in the First Northern merger under Section 16(a) of the Exchange Act.

(d). None.

(e). Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      None

Item 7.  Material to be Filed as Exhibits.

      None

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  November 2, 2000.                     MUTUAL SAVINGS BANCORP, MHC



                                             By:  /s/ Michael T. Crowley, Jr.
                                                --------------------------------
                                                   Michael T. Crowley, Jr.,
                                                   President and CEO

                                                                       EXHIBIT A



Name of Insider                         Position with Bank Mutual               Occupation
---------------                         -------------------------               ----------
Michael T. Crowley, Jr.                 Chairman and Chief                      President of the Bank
                                        Executive Officer; Director

Michael D. Meeuwsen                     President and Chief                     Chairman of First Northern
                                        Operating Officer; Director             Savings

Eugene H. Maurer, Jr.                   Senior Vice President and               Senior Vice President,
                                        Secretary                               Secretary-Treasurer and
                                                                                Chief Financial Officer of the
                                                                                Bank

Rick B. Colberg                         Chief Financial Officer                 Senior Vice President and
                                                                                Chief Financial Officer of
                                                                                First Northern Savings

Marlene M. Scholz                       Senior Vice President                   Senior Vice President-
                                                                                Controller of the Bank

Michael T. Crowley, Sr.                 Director                                Chairman of the Bank

Thomas H. Buestrin                      Director                                Real estate investor, property
                                                                                manager and developer;
                                                                                President, Buestrin, Allen &
                                                                                Associates Ltd.

Raymond F. Dwyer, Jr.                   Director                                Retired architect

Thomas J. Lopina                        Director                                Small business consultant;
                                                                                Spectrum Solutions, Inc.

William J. Mielke                       Director                                Civil Engineer; President of
                                                                                Ruckert & Mielke Inc.

Herbert W. Isermann                     Director                                Retired vice president of
                                                                                roofing contracting firm

Robert B. Olson                         Director                                Vice President of
                                                                                Manufacturing, Little Rapids
                                                                                Corporation (specialty paper)

David J. Rolfs                          Director                                Retired president of
                                                                                healthcare firm

J. Gus Swoboda                          Director                                Retired senior vice president
                                                                                of utility company